Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial
Results for the First Quarter of 2012

-Teleconference to be Held on May 16, 2012, at 9:00 a.m. EDT-

BEIJING, May 15, 2012 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2012 ended March 31, 2012.

Highlights

▪	Revenues were RMB91.0 million (US$14.5 million), compared with RMB174.2 million in the same period of 2011.

▪	Net loss attributable to the Company was RMB15.1 million (US$2.4 million), compared with net income attributable to the Company of RMB23.6 million in the same period of 2011.

▪	Net cash provided by operating activities was RMB52.5 million (US$8.3 million), increased by RMB53.0 million (US$8.4 million) compared with the same period of 2011.

▪	Basic and diluted net loss per share was RMB1.16 (US$0.18), compared with basic and diluted earnings per share of RMB1.81 in the same period of 2011.

Mr. Xiaoan He, Chairman and CEO, said, “Fuwei Films had a difficult first quarter 2012 but we are taking steps to improve performance. The significant reduction in product sales prices due to rising competition, which significantly exceeded the reduction in costs of raw materials, resulted in the decline in margins. We believe that Fuwei Films, by continuing to position itself in the market as a leading provider of high level BOPET specialty films, can improve margins and net results. In addition to servicing our current customers and attaching great importance to R & D, we will also cut costs and expenses. We believe that new product sales opportunities and the completion of our Third Line will put the Company in a better competitive position for the long run.”

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First Quarter of 2012 Results

Revenues were RMB91.0 million (US$14.5 million), compared with RMB174.2 million in the same period of 2011, which was an decrease of RMB83.2 million, or 47.8% compared with the first quarter of 2011. The decrease in sales was mainly due to the significant decrease in sales prices compared to the same period in 2011 arising from stronger competition attributing to increased capacity in China and overseas.

Overseas sales during the three month ended March 31, 2012 were RMB16.3 million (US$2.6 million,) or 17.9% of total revenues, compared with RMB64.8 million or 37.2% of total revenues in the same period of 2011. The decrease in overseas sales was mainly due to the significant drop of overseas sales volume and decrease in sales prices and orders in the first quarter of 2012 compared with the same period last year.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2012 and 2011 (amounts in thousands):

	Three-Month Period Ended
	March 31,2012			March 31,2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	74,700	11,862	82.10%	109,367	62.80%
Sales in other countries	16,311	2,590	17.90%	64,787	37.20%

Total	91,011	14,452	100.00%	174,154	100.00%

Gross profit was negative RMB3.0 million (negative US$0.5 million) for the first three months of 2012, compared with RMB45.1 million in the same period of 2011. Gross margin was negative 3.3%, compared with 25.9% in the first quarter of 2011. This was mainly due to the decrease in sales price largely exceeding those in raw material during the first quarter ended March 31, 2012 compared with the same period in 2011.

Operating expenses for the three months ended March 31, 2012 was RMB10.4 million (US$1.7 million), compared with RMB15.7 million in the first quarter of 2011. This decrease was mainly due to reduced R&D expenditure for this quarter.

Operating loss for the first quarter of 2012 was RMB13.5 million (US$2.1 million), compared with operating income of RMB29.4 million in the same period of 2011.

Net loss attributable to the Company during the first three months of 2012 was RMB15.1 million (US$2.4 million), compared with net income attributable to the Company of RMB 23.6 million in the first quarter of 2011.

Basic and diluted net loss per share was RMB1.16 (US$0.18), compared with basic and diluted earnings per share of RMB1.81 in the first quarter of 2011.

Total shareholders’ equity was RMB558.5 million (US$88.7 million) as of March 31, 2012, compared with RMB 573.7 million as of December 31, 2011.

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As of March 31, 2012, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Wednesday, May 16, 2012, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 393639. The replay will be available until June 16, 2012, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Miss Lysander Lee

Investor Relations Officer

Phone: +86 133 615 59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2012		December 31, 2011
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	64,860	10,299	44,172
Restricted cash	110,228	17,504	102,212
Accounts and bills receivable, net	17,759	2,820	52,457
Inventories	43,415	6,894	41,774
Advance to suppliers	12,008	1,907	8,808
Prepayments and other receivables	12,044	1,912	31,172
Deferred tax assets - current	1,311	208	1,309
Total current assets	261,625	41,544	281,904

Plant, properties and equipment, net	265,042	42,087	277,119
Construction in progress	183,302	29,107	179,386
Lease prepayments, net	19,916	3,163	20,047
Advance to suppliers - long term	2,789	443	3,060
Goodwill	10,276	1,632	10,276
Long-term deposit	16,760	2,661	16,760
Deferred tax assets - non current	1,587	252	1,622

Total assets	761,297	120,889	790,174

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	148,501	23,581	168,501
Accounts payables	17,391	2,762	19,317
Note payable	6,510	1,034
Advance from customers	13,387	2,126	11,876
Accrued expenses and other payables	5,969	948	5,798
Total current liabilities	191,758	30,451	205,492
Long-term loan	10,000	1,588	10,000
Deferred tax liabilities	1,808	287	1,811

Total liabilities	203,566	32,326	217,303

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,116	13,323
Additional paid-in capital	311,907	49,529	311,907
Statutory reserve	37,441	5,945	37,441
Retained earnings	194,640	30,907	209,768
Cumulative translation adjustment	1,222	193	1,230
Total shareholders’ equity	558,533	88,690	573,669
Non-controlling interest	(802)	(127)	(798)
Total equity	557,731	88,563	572,871
Total liabilities and equity	761,297	120,889	790,174

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UWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2012		2011
	RMB	US$	RMB
Net sales	91,011	14,452	174,154
Cost of sales	94,037	14,932	129,018

Gross profit	(3,026)	(480)	45,136

Operating expenses
Selling expenses	4,086	649	4,095
Administrative expenses	6,348	1,008	11,636
Total operating expenses	10,434	1,657	15,730

Operating (loss) income	(13,460)	(2,137)	29,405

Other income (expense)
- Interest income	658	104	551
- Interest expense	(2,725)	(433)	(2,299)
- Others income (expense), net	427	68	(104)

Total other expense	(1,640)	(261)	(1,852)

Income (loss) before income tax expense	(15,100)	(2,398)	27,553

Income tax expense	(31)	(5)	(3,913)

Net (loss) income	(15,131)	(2,403)	23,640

Net loss attributable to noncontrolling interests	(3)	-	(4)
Net income (loss) attributable to the Company	(15,128)	(2,403)	23,644

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest	-	-	-
- Foreign currency translation adjustments attributable to the Company	(8)	(1)	(7)

Comprehensive income (loss) attributable to non-controlling interest	(3)	-	2
Comprehensive income (loss) attribute to the Company	(15,136)	(2,404)	23,632

Earnings (loss) per share, Basic and diluted	(1.16)	(0.18)	1.81
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2012		2011
	RMB	US$	RMB
Cash flow from operating activities
Net (loss) income	(15,131)	(2,403)	23,640
Adjustments to reconcile net income to net cash
(used in) provided by operating activities
- Depreciation of property, plant and equipment	12,186	1,935	8,917
- Amortization of intangible assets	113	18	113
- Deferred income taxes	31	5	(218)
- Bad debt (recovery) expense	14	2	22
Changes in operating assets and liabilities
- Accounts and bills receivable	34,682	5,507	(7,902)
- Inventories	(1,641)	(261)	521
- Advance to suppliers	(3,201)	(508)	(1,475)
- Prepaid expenses and other current assets	19,129	3,038	409
- Accounts payable	(1,926)	(306)	897
- Accrued expenses and other payables	407	65	(6,130)
- Note payable	6,510	1,034
- Advance from customers	1,511	240	(18,021)
- Tax payable	(234)	(37)	(1,254)

Net cash provided by (used in) operating activities	52,450	8,329	(481)

Cash flow from investing activities
Purchases of property, plant and equipment	(91)	(14)	(1,717)
Restricted cash related to trade finance	(8,016)	(1,273)	977
Advanced to suppliers - non current	271	43	(2,604)
Amount decrease to construction in progress	(3,916)	(622)	21,524

Net cash (used in) provided by investing activities	(11,752)	(1,866)	18,180

Cash flow from financing activities
Principal payments of short-term bank loans	(20,000)	(3,176)	(7,000)
Proceeds from short-term bank loans	-	-	-

Net cash used in financing activities	(20,000)	(3,176)	(7,000)

Effect of foreign exchange rate changes	(10)	(6)	(72)

Net increase in cash and cash equivalent	20,688	3,281	10,627

Cash and cash equivalent
At beginning of period/year	44,172	7,018	171,227
At end of period/year	64,860	10,299	181,852

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,725	433	2,299
Income tax paid	-	-	4,723

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